UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                               Gardenburger, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.001 Par Value)
                   -----------------------------------------
                         (Title of Class of Securities)

                                    365476100
                   -----------------------------------------
                                 (CUSIP Number)

                                 February 21, 2003
                   -----------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

-----------------------
CUSIP No. 365476100                            13G
-----------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG*
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    219,753
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      219,753
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         219,753
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.4%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO, BK
-------- -----------------------------------------------------------------------
* In accordance with Securities Exchange Act Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 1(a).  Name of Issuer:

            Gardenburger Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive offices is 1411 Southwest Morrison Street, Suite 400, Portland, OR 97205.

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal place of business of the Reporting Person is:

                     Taunusanlage 12, D-60325
                     Frankfurt am Main
                     Federal Republic of Germany

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock, $0.001 par value (the "Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the
                    Act;

            (b) |_| Bank as defined in section 3(a)(6) of the Act;

            (c) |_| Insurance company as defined in section 3(a)(19)
                    of the Act;

            (d) |_| Investment company registered under section 8 of
                    the Investment Company Act of 1940;

            (e) |_| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

            (f) |_| An employee benefit plan, or endowment fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) |_| A parent holding company or control person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) |_| A savings association as defined in section 3(b)
                    of the Federal Deposit Insurance Act;

            (i) |_| A church plan that is excluded from the definition
                    of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.     Ownership.

            (a)   Amount beneficially owned:

            The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

            (b)      Percent of class:

            The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)   Number of shares as to which the person has:

                  (i)    sole power to vote or to direct the vote:

                         The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (ii)   shared power to vote or to direct the vote:

                         The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (iii)  sole power to dispose or to direct the
                         disposition of:

                         The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                  (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Exhibit A.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2003



                                         DEUTSCHE BANK AG



                                         By:/s/JEFFREY A. RUIZ
                                            ------------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title: Vice President



                                         By:/s/MARGARET M. ADAMS
                                            ------------------------------------
                                            Name:  Margaret M. Adams
                                            Title: Director

                                    EXHIBIT A

Subsidiary                               Beneficial Ownership            Nature of Holding
----------                               --------------------            -----------------

Castlewood Expansion Partners, L.P.      213,253(*)                      Sole Voting and Sole Dispositive

Deutsche Bank AG London Branch           6,500                           Sole Voting and Sole Dispositive


(*) This figure includes 25,500 shares of Series C Convertible Preferred Stock,
 4,500 shares of Series D Convertible Preferred Stock, and 25,753 Warrants.


















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